UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 18, 2021

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

March 18, 2021

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a session held on March 18, 2021, IFS’s Board of Directors unanimously approved the following:

1.

The Audited Separate and Consolidated Financial Statements for the fiscal year 2020, which includes the opinion of the external auditors Paredes Burga & Asociados Sociedad Civil de Responsabilidad Limitada, member of Ernst & Young. The Audited Separate and Consolidated Financial Statements will also be submitted for approval at the IFS’ 2021 Annual Shareholders’ Meeting (hereinafter, the “2021 ASM”).

2.	The Annual Report for the fiscal year 2020, which will also be submitted for approval at the 2021 ASM.
3.	To propose to the 2021 ASM the Net Profit Allocation and Dividend Distribution for the fiscal year 2020.
4.	To propose to the 2021 ASM the 2021 Dividend Policy.
5.

The call for IFS’s 2021 Annual Shareholders’ Meeting in accordance with IFS’s Bylaws and applicable law, to be held on first call on March 31st, 2021 and on second call on April 7th, 2021, both at 9:00 a.m. (Lima, Peru time) in virtual mode, in order to discuss the following agenda:

(a)	2020 Results Presentation.
(b)	Approval of the Annual Report for the fiscal year 2020.
(c)	Approval of the Audited Separate and Consolidated Financial Statements for the fiscal year 2020.
(d)	Approval of Net Profit Allocation and Dividend Distribution for the fiscal year 2020.
(e)	Approval of 2021 Dividend Policy.
(f)

Delegation of powers to the Audit Committee of the Board of Directors to approve the designation of the External Auditors and determination of their compensation for IFS and its subsidiaries for the fiscal year 2021.

(g)	Election of the members of the Board of Directors for the 2021-2023 period.
(h)	Approval of the remuneration payable to Board of Directors members and Audit Committee members for the 2021-2023 period.
(i)	Approval of power of attorney to formalize the decisions taken at the 2021 ASM.

The aforementioned resolutions will be effective as of today.

The Annual Report and the Audited Separate and Consolidated Financial Statements are posted on IFS’s website. The procedures for attending the 2021 Annual Shareholders’ Meeting are also posted on IFS’s website and are also set forth as an exhibit to the Form 6-K furnished to the SEC on February 11, 2021, which procedures may be accessed at: https://sec.report/Document/0001564590-21-005583/

The agenda, the proposals and the form of proxy letter for the 2021 ASM will be published in the Company’s corporate web page www.ifs.com.pe.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: March 18, 2021	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel